Mail Stop 3561

April 13, 2010

Anthony T. Brausen
VP- Finance and Chief Accounting Officer
The Mosaic Company
3033 Campus Drive, Suite E490
Plymouth, Minnesota 55441

        Re: The Mosaic Company
        File No. 001-32327
        Form 10-K: For the Fiscal Year Ended May 31, 2009
        Form 8-K: Filed on December 21, 2009

Dear Mr. Brausen:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

        Sincerely,

        Lyn Shenk
        Branch Chief